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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              HILLS STORES COMPANY

                            (NAME OF SUBJECT COMPANY)

                              HILLS STORES COMPANY

                             A DELAWARE CORPORATION
                        (NAME OF PERSON FILING STATEMENT)

                      SERIES A CONVERTIBLE PREFERRED STOCK,
                            PAR VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   431692 20 1

                      (CUSIP Number of Class of Securities)

                                William K. Friend
                            Vice President-Secretary
                              Hills Stores Company
                                   15 Dan Road
                                Canton, MA 02021
                                 (781) 821-1000
       (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Company)
                                 with a copy to:
                              David W. Walker, Esq.
                            Foley, Hoag & Eliot, LLP
                             One Post Office Square
                                Boston, MA 02109
                                 (617) 832-1166

                               -------------------

                            Calculation of Filing Fee

================================================================================
                                 Not Applicable
================================================================================

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     (i) The title and class of equity securities are Hills Stores Company Series A Convertible Preferred Stock, par value $0.10 per share.

     (ii) The name and address of the subject company are Hills Stores Company, a Delaware corporation, 15 Dan Road, Canton, Massachusetts 02021.

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to a tender offer by Gale Island, LLC, a Delaware limited liability company, 601 Carlson Parkway, Suite 200, Minnetonka, Minnesota 55305 ("Purchaser"), to purchase up to 46,000 shares of the Series A Convertible Preferred Stock, par value $0.10 per share (the "Shares") issued and outstanding by Hills Stores Company, a Delaware corporation (the "Company") for $3.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 5, 1998.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the person filing this statement are Hills Stores Company, a Delaware corporation, 15 Dan Road, Canton, Massachusetts 02021.

     (b) Not applicable.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) This statement has been filed by the subject company to advise holders of the securities being sought by the bidder that the subject company is expressing no opinion and remaining neutral toward the bidder's tender offer.

     (b) No position has been taken on the bidder's tender offer because of the limited number of shares involved. The 46,000 shares subject to the tender offer represent less than one half of one percent of the voting stock of the subject company. The offer would not materially affect control or influence over the policies of the subject company.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     No persons have been employed, retained or compensated by the filing person or by any person on its behalf to make solicitations or recommendations to security holders with regard to the bidder's tender offer.

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ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transaction in the Series A Convertible Preferred Stock, par value $0.10 per share has been effected in the past 60 days by the subject company or by any executive officer, director, affiliate or subsidiary of the subject company.

     (b) The subject company is not aware of the intention of any of the persons referenced in Item 6(a) to tender to the bidder, sell or continue to hold securities of the class of securities being sought by the bidder which are held of record or beneficially owned by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) No negotiation is being undertaken or is under way by the subject company in response to the tender offer which relates to or would result in:

     (1) An extraordinary transaction such as a merger or reorganization, involving the subject company or any subsidiary of the subject company;

     (2) A purchase, sale or transfer of a material amount of assets by the subject company or any subsidiary of the subject company;

     (3) A tender offer for or other acquisition of securities by or of the subject company; or

     (4) Any material change in the present capitalization or dividend policy of the subject company.

     (b) There have been no transactions, board resolutions, agreements in principle or signed contracts which relate to or result in one or more of the matters referred to in Item 7(a)(1)(2)(3) or (4).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Not applicable.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 26, 1998                   HILLS STORES COMPANY


                                             By:  /S/ WILLIAM K. FRIEND
                                                  ------------------------------
                                                  William K. Friend
                                                  Vice President - Secretary



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